8G

Att 3/20/2002

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02022079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 45171 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTORS STREET

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
444 Brickell AVENUE ste M-120
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George F. Valle, FINOP 305-373-1155
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
G. RODRIGUEZ, CPA
(Name — *if individual, state last, first, middle name*)

265 GRAPE TREE DR (Address) KEY BISCAY (City) FL (State) 33149 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2002 WASH. D.C. 167

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, George F. Valle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS STREET, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CFO / FINOP

Title

Notary Public

RAQUEL M. HERNANDEZ
MY COMMISSION # CC 500405
EXPIRES: October 9, 1999
Bonded Thru Notary Public Underwriters

STATE OF FLORIDA
County of DADE
Sworn to (or affirmed) and subscribed before me
This 1 Day of MARCH, 2002
☐ PERSONALLY KNOWN TO ME
☒ PRODUCED AS IDENTIFICATION
V400-306-60-018-0 FL DL
TYPE OF IDENTIFICATION

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT STREET COMPANY
(D/B/A INVESTORS STREET)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2001

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET

CONTENTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Investment Street Company (d/b/a Investors Street)

We have audited the accompanying statement of financial condition of Investment Street Company (the Company) as of December 2001 and the related statements of changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the Financial Statements, the Company incurred substantial losses and negative cash flows from operations in the year ended December 2001 and has a substantial retained deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Street Company (d/b/a Investors Street) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the express purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
February 22, 2002

CPA

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

**Assets**

| | |
|---|---|
| Cash | $ 3,337 |
| Receivables from brokers, dealers and clearing organizations | 50,176 |
| Furniture and Equipment, net of accumulated depreciation | 2,399 |
| Other assets | 3,313 |
| TOTAL ASSETS | $ 59,225 |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## Liabilities and Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Accounts Payable | $ 16,117 |
| Accrued Expenses | 13,201 |
| Subordinated Debt – Equity | 450,000 |
| TOTAL LIABILITIES | $479,318 |
| **Stockholders' Equity** | |
| Common Stock, 1000,000 shares authorized with $1 par value, 16,820 shares issued and outstanding | $ 24,220 |
| Additional paid-in-capital | 1,804,621 |
| Retained losses | (2,248,934) |
| TOTAL STOCKHOLDERS' EQUITY | (420,093) |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 59,225 |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF INCOME
DECEMBER 31, 2001

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $640,138 |
| Other income | 36,971 |
| Total Revenues | 677,109 |
| **Expenses** | |
| Salaries and employment costs | 184,892 |
| Commissions and clearance fees paid to brokers | 330,498 |
| Occupancy and equipment costs | 111,202 |
| Regulatory fees and expenses | 7,614 |
| Other expenses | 213,909 |
| Total Expenses | 848,115 |
| Net loss before income taxes | (171,006) |
| Provision for income taxes | 0 |
| Net loss | ($171,006) |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

| | Common Stock | Additional Paid-In-Capital | Retained Deficit | Total |
|---|---|---|---|---|
| Balances at December 31, 2000 | $24,220 | $1.804,621 | ($2,077,928) | ($249,087) |
| Issuance of common stock | 0 | 0 | 0 | 0 |
| Dividends | 0 | 0 | 0 | 0 |
| Net loss | 0 | 0 | (171,006) | (171,006) |
| Balance at December 31, 2001 | $24,220 | $1,804,621 | ($2,248,934) | ($420,093) |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF THE GEENRAL CREDITORS
DECEMBER 31, 2001

| | |
|---|---|
| Balances at December 31, 2000 | $450,000 |
| Increases | 0 |
| Decreases | 0 |
| Balances at December 31, 2001 | $450,000 |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | ($171,006) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation expense | 16,850 |
| Change in operating assets and liabilities: | |
| Decrease in receivables from brokers and clearing houses | 202,083 |
| Decrease in other assets | 28,523 |
| Decrease in accounts payable | (83,883) |
| Decrease in accrued expenses | (5,682) |
| Net cash used by operating activities | (13,115) |
| Cash flows from investing activities: | |
| Purchases of furniture and equipment | 980 |
| Net cash used by investing activities | 980 |
| Cash flows from financing activities: | |
| Dividends | 0 |
| Net cash provided by financing activities | 0 |
| Net decrease in cash | (14,095) |
| Cash at beginning of period | 17,432 |
| Cash at end of period | $3,337 |
| Supplemental Disclosures | |
| Cash paid for: | |
| Income taxes | $0 |
| Interest expense | $0 |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 – Summary of Significant Accounting Policies

Investment Street Company (d.b.a. Investors Street), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

The majority of revenues are attributable to the daily trading of securities by customers who are domiciled in South Florida or are foreign nationals domiciled in Columbia.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $17,989 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company may periodically pay dividends so long as such payments do not result in violation of the net capital requirements of Rule 15c3-1.

Note 3 – Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Note 4- Going Concern Issues

The Company has incurred net operating losses of $295,830 and $171,006 in the 2000 and 20001 fiscal years, respectively. Furthermore, the Company has generated negative cash flows from operations of $420,443 and $13,130 over those fiscal years.

Due to the recurring operating losses and the negative cash flows in recent years, the Company has a retained deficit in excess of $2.2 million and available cash of $3,337 at December 31, 2001.

If the operating losses continue in the future, the Company will need additional sources of financing to meet its liquidity needs. If the corporation is unable to obtain adequate financing, it may be required to seek protection under the United States Bankruptcy Code in order to continue operating. These conditions raise substantial doubts about the Company's ability to continue as a going concern.

Note 5 – Income Taxes

The Company incurred a net loss for the period and as such is not liable for income taxes.

Note 6 – Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over the estimated useful lives of 3 to 7 years using an accelerated method.

Note 7 – Commitments

The Company has entered into a long-term lease commitment for office space. The aggregate future minimum rentals under this operating lease agreement is summarized as follows:

Year ending December 31,

| | |
|---|---|
| 2002 | $ 38,477 |
| 2003 | 39,631 |
| 2004 | 40,122 |

| | |
|---|---|
| 2005 | 42,047 |
| 2006 | 43,308 |

Rent expense for the year ended December 31, 2001 was approximately $64,836.

Note 8 – Contingent Liabilities

The Company has contingent liabilities of $14,940 for commissions due to the President of the Company for the 2000 and 2001 fiscal years. Under terms of an agreement with the Company's President, the commissions are payable only in the event the Company earns a profit over a twelve month calendar year. The amount of the commissions that would be due is furthermore limited to the extent of the profits in that fiscal year. Based on the cumulative retained losses in excess of $2.2 million at December 31, 2001 and the operating losses incurred over the last two years, it is considered improbable that the commissions would ever be paid and accordingly, the commissions have not been accrued at December 31, 2001.

Note 9 – Litigation

The Company has been named as a party in various legal actions. Although the outcome of the legal actions cannot be ascertained at this time and the results of the legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial condition of Investor Street, but may be material to the Company's operating results for a particular period.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 of the

Securities Exchange Act of 1934

FOR THE YEAR ENDED

DECEMBER 31, 2001

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

**Computation of Net Capital**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | ($420,093) |
| Add: Other deductions and allowable credits | 450,000 |
| Total capital and allowable subordinated liabilities | 29,907 |
| Deductions and / or charges for non – allowable assets: | |
| Property and equipment | (2,399) |
| Other assets | (9,519) |
| Net Capital before haircuts on securities positions | 17,989 |
| Haircuts on securities (computed, where applicable, Pursuant to rule 15c3-1(f)) | 0 |
| Net Capital | $17,989 |

**Aggregate Indebtedness**

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable | $16,117 |
| Accrued expenses | 13,201 |
| Total aggregate indebtedness | $29,318 |

The accompanying notes are an integral part of these financial statements.

INVESTMENT STREET COMPANY (D/B/A) INVESTORS STREET
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

SCHEDULE 1 ( continued)

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $1,954 |
| Minimum dollar net capital requirement of Reporting broker or dealer | 5,000 |
| Net capital requirement (greater of above two Minimum requirement amounts) | 5,000 |
| Net capital in excess of required minimum | 12,989 |
| Excess net capital at 1000% | $15,057 |
| Ratio: Aggregate indebtedness to net capital | 1.63 to 1 |

**Reconciliation with Company's Net Capital Computation**

There were no material differences in the computation of net capital, Under Rule 15c3-1 from the Company's computation.

**Exemptive Provisions**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

The accompanying notes are an integral part of these financial statements.

# INDEPENDENT AUDITOR'S REPORT

# ON THE INTERNAL CONTROL STRUCTURE

Required by SEC Rule 17a-5

FOR THE YEAR ENDED

DECEMBER 31, 2001

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Investment Street Company (d/b/a Investors Street)

In planning and performing our audit of the consolidated financial statements of Investment Street Company (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g),in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Determining compliance with the exemptive provisions of rule 15c3-3

We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be sued for any other purpose.

Miami, Florida
February 22, 2002